EXHIBIT 32 .01

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS
ADOPTED PURSUANT TO SECTION
906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Yearly Report of Associated
Media Holdings Inc (the "Company") on Form 10-K for
the year ended December 31, 2008 as filed with the
Securities and Exchange Commission on the date hereof
(the "Report"),

I, Brian Stewart, Chief Executive Officer of the
Company, certify, pursuant to 18 U.S.C. Section
1350, as adopted pursuant to Section 906 of the
Sarbanes-Oxley Act of 2002, that to the best of my
knowledge:

    (1) The Report fully complies with the
requirements of section 13(a) or 15(d) of the
Securities Exchange Act of 1934; and

    (2) The information contained in the Report
fairly presents, in all material respects, the
financial condition and result of operations of
the Company.

   /s/ Brian Stewart

   Brian Stewart
 Chief Executive Officer

February 4, 2010

EXHIBIT 32 .02

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS
ADOPTED PURSUANT TO SECTION
906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Yearly Report of Associated
Media Holdings Inc (the "Company") on Form 10-K for
the year ended December 31, 2008 as filed with the
Securities and Exchange Commission on the date hereof
(the "Report"),

I, Samantha Roberts, Chief Financial Officer of the
Company, certify, pursuant to 18 U.S.C. Section
1350, as adopted pursuant to Section 906 of the
Sarbanes-Oxley Act of 2002, that to the best of my
knowledge:

(1) The Report fully complies with the
requirements of section 13(a) or 15(d) of the
Securities Exchange Act of 1934; and

(2) The information contained in the Report
fairly presents, in all material respects, the
financial condition and result of operations of
the Company.

/s/ Samantha Roberts

Samantha Roberts
Chief Financial Officer

February 4, 2010